V I K A   C O R P.

Suite 202, 2310 W 2nd Avenue

Vancouver, BC

V6K 1J1

Tel:  604.221.4989

Fax:  604.736.4912

July 19, 2005

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0304

Washington, D.C. 20549-0304

Attention: Ms. Anita Kuru

Dear Sirs:

Re:

Vika Corp.

Registration Statement on Form SB-2

File No. 333-124421

This letter is in response to your comment letter dated May 26, 2005 regarding the registration statement on Form SB-2 filed by Vika Corp., and accompanies Amendment No. 1 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.  The comments are being answered in behalf the issuer.  Accordingly, some answers are given in first person as though the issuer was answering the comment directly.

General

1.

Your disclosure indicates that you are a development stage company established on December 3, 2003, with limited operations, no revenues, and no significant assets.  You also indicate you have not commenced your planned principal operations.  It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

While our operations are limited we have actually commenced operations.  We initiated a project for On-Q Systems of North Vancouver, BC on December 5th, 2005 where we installed a Point of Presence (Wireless internet connection).  The revenue from this job was deferred until the job was completed in the first quarter of 2005.   The revenue for this job totaled US$7,200.   We refer you to our revised disclosure on page 16.

Registration Statement Facing Page

2.

In footnote 1 of the fee table, you indicate that the offering price was determined by the price of shares sold in a Regulation S offering, yet elsewhere in the registration statement you indicate that you relied on Regulation D for all previous issuances of securities.  Please advise or revise to reflect the appropriate exemption from registration.

We have corrected the fee table to correctly reflect that we relied on Regulation D for all previous issuances of securities.

3.

Please revise footnote 1 to the fee table to indicate that selling shareholders “will” sell their shares at the price of $0.20 per share until the common stock is quoted on the OTC Bulletin Board.  Provide similar disclosure on the cover page.

We have amended the disclosure as requested.

4.

Above the delaying amendment, we note the paragraph beginning with “The information in this prospectus is not complete…”.  This disclosure should appear on the prospectus cover page, rather than on the registration statement facing page.  Please revise accordingly.

We have amended the disclosure as requested.

Prospectus Cover Page

5.

Please delete the last sentence from the first paragraph.  Please be aware that an issuer does not apply to “list” its common stock on the OTC Bulleting Board.  Rather, to be quoted on the OTC Bulleting Board, a market maker must file an application on your behalf in order to make a market for your common stock.  Also revise throughout the remainder of the prospectus accordingly.

The disclosure has been deleted on the prospectus page and we have revised the disclosure in the remainder of the prospectus, as requested.

Description of the Business, page 6

6.

We note your goal is to become a provider of private and secure carrier class data and voice network for small and medium size businesses.  You also state that your larger markets are second and third tier markets that are either underserved by incumbent telephone and cable companies or have no broadband access at all.  These and similar statements are inappropriate in a summary, given your limited operating history and essentially no business operations. You should indicate in the summary that you have received no revenues from operations, you have only limited operations, you are a development stage company and you have received a going concern opinion from your auditors.  Please revise accordingly.

The disclosure has been revised as requested.

7.

After, “Securities Issued and to be Issued,” please add a separate paragraph that discloses that your sole executive officer and director holds 54.2% of your shares, and as a result will exercise control over your direction.

The disclosure has been added as requested.

8.

After “Alternative Plan of Distribution,” briefly explain how the absence of a public market for the common shares impacts share liquidity.

We have amended the disclosure as requested.

Risk Factors, page 7

9.

Please revise this section to more accurately describe your, services and management.  References to “our equipment or facility, or those of our partners or customers” are inappropriate given your status.  Similarly, delete the plural nature of the references to control by “directors, officers and principal shareholders” and clearly state that Mr. Sutherland will have control.

We have revised the disclosure to reflect your comments.

10.

Please delete in your risk factor section language in your risk factors that mitigates the risk.  See, for example, the first clause of the fourth sentence in risk factor 4 (“We may lose customers…”); the fifth sentence in risk factor 4; the first clause in the first sentence in risk factor 5 (“We depend on Robert Lepage…”); and the first clause of the second sentence in risk factor 10 (“There is no public market…”).

We have revised the disclosure, as requested.

11.

In the risk factor “We depend on Robert Lepage…”, revise to explain who Mr. Lepage is and indicate that he provides services to you as a consultant.

We have revised the disclosure, as requested.

12.

Please revise the captions to your last two risk factors because they do not describe the risks to investors.  For example, the caption to risk factor 12 indicates broker-dealers may be discouraged from making trades in penny stocks, but does not refer to the illiquidity of this stock and how that will affect an investor.  Please review your risk factor captions generally to make sure they clearly and concisely describe the risks to investors, rather than merely stating facts that give rise to the risks.

We have revised the disclosure, as requested.

Determination of Offering price, page 11

13.

You state that the offering price of $0.20 per share was “arbitrarily chosen.”  It is therefore important that the disclosure be clear and concise about how you did select an offering price per share.  Accordingly, please revise to disclose all factors considered, including the Regulation S offering referenced in footnote 1 to the facing page of the registration statement.  For each factor you cite, briefly explain how these factors affected your determination of the offering price.

We have amended the disclosure to state that the offering price was based on management’s view that $0.20 per share would be a price that would be acceptable in the market based on our limited operations and current market conditions.

Selling Shareholders, page 11

14.

Please provide a total for each column listed.

We have included a total for each column listed, as requested.

15.

You indicate that Scott Sutherland owns 700,000 shares prior to the offering.  However, on page 17 you show ownership of 15,000,000 shares prior to the offering.  Please revise as necessary.  Update this information so it as of the most recent practicable date.

Scott Sutherland will not be selling any shares and was inadvertently included in the table, so all references to Mr. Sutherland selling securities has been deleted from the table.  We confirm that the correct number of shares owned by Scott Sutherland is 15,000,000.

16.

Please indicate the manner in which the selling shareholders acquired their shares.

We have revised the disclosure to reflect that the shareholders acquired their shares through a private sale of equity shares by the company.

17.

Revise the final paragraph in this section that indicates that none of the selling shareholders have had a relationship with you other than as a shareholder.  We note that Scott Sutherland, your sole director and officer, is a selling shareholder.  Please revise accordingly.

As Scott Sutherland is not a selling shareholder the final paragraph will not require the amendment, as requested.

18.

Disclose whether any selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.  If any selling stockholder is a broker-dealer, disclose that it is an “underwriter” within the meaning of the Securities Act of 1933.  You should also revise the plan of distribution section accordingly.

We have included disclosure confirming that no selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer.

19.

If the selling stockholder is an affiliate of a broker-dealer, disclose, if true, that:

•

The seller purchased in the ordinary course of business, and

•

At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling stockholder is an underwriter.

As no selling shareholder is an affiliate of a broker-dealer this disclosure is not necessary.

Plan of Distribution, page 13

20.

Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

We have included the additional disclosure, as requested.

21.

In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded.  For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock.  Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulleting Board on your behalf.  Explain what effect quotation on the OTC Bulleting Board will have on your liquidity.

We have updated the disclosure to reflect your comments.

22.

We note your reference to short sales.  Please advise whether any selling stockholders have taken or plan to take any short positions prior to effectiveness of this registration statement.  Short positions prior to effectiveness are inappropriate under Section 5 of the Securities Act.

We have deleted the disclosure regarding short sales and acknowledge that it should not have been included and is not applicable to our selling shareholders.

23.

Please provide the information required by Item 401 of Regulation S-B with respect to Robert Lepage.  We note that you have identified him as a significant employee, yet elsewhere you have identified him as a consultant.  Please clarify.

We confirm that Mr. Lepage is a consultant to the company.  We have amended the disclosure accordingly.

Significant Employees, page 15

24.

Please tell us if the two employees listed here are the same two employees you refer to in your disclosures on page 21 under number of employees.  If so, please revise your disclosures to delete the reference to collective bargaining agreement since management is never represented by such agreement.  If you in fact have four employees instead of two, please revise your disclosures to clarify the actual number of employees.

We confirm that the two employees listed are the same two employees referred to our disclosure on page 21.  Accordingly, we have deleted reference to a collective bargaining agreement.

Legal Matters, page 19

25.

Please file your legality opinion as soon as practicable.  See Item 601 (b)(5) of Regulation S-B.

The opinion will be completed when the SB-2 is effective.

Principal Products and Services, page 19

26.

We note your plans to offer services in the telecommunications industry.  Please explain to us and clarify in your disclosures if there are any regulatory licenses required from agencies in Canada in order for you to offer the products and services you anticipate selling.  If so, please disclose how you comply with these requirements.  If there are none, please disclose that there are no such requirements.

We advise that the technology utilizes the unlicensed portion of the electromagnetic spectrum. This portion of the spectrum is universally allocated to the industrial, scientific and medical community for communications purposes and is also available to other users that use communication equipment that is designed and manufactured for specific use in this band. As such, no regulatory licenses are required to use these frequencies.

We have updated the disclosure to reflect the above.

27.

Expand this section to provide detailed information concerning your operations.  This would include the status of any installations, servicing work, obtaining equipment, status of marketing arrangements, etc.  You should provide information regarding all activities to clearly describe your operating status.  If no progress has been made, so state.  You should clarify how you will create a network that you will monitor with only two employees.  This description may also need to be addressed in the risk factors section.

We have erected one point of presence for ON-Q systems.  It is providing a wireless high speed point to point link to a small business located 4.7 kilometres from the POP. The installation is providing us with performance metrics that will be used to optimize operational links so that we can provide the best possible solution in varying conditions.  The link is providing internet access to the remote location as well as high speed data transfer between two servers with one located at each location. We have purchased the radio equipment from Waverider Corporation and use the incorporated software to remotely monitor system performance. The equipment incorporates monitoring software that will trigger alarms when critical performance parameters are exceeded. These alarms can be configured to send a SMS (text) message to a cellphone or via an email to the individuals responsible for monitoring the system, thereby precluding the need for a dedicated resource. This allows an individual to respond to a system anomaly on an as needed basis.

We have revised the disclosure to include the above information.

28.

Describe in further detail where you intend to install and maintain a wireless point of presence.  Have you determined that there are sufficient telecommunications towers or buildings that meet the “technical criteria for such deployments” in the area you have selected?  Briefly explain what these criteria are and explain who will effect any changes that may be required to meet these criteria and who will bear the cost.  Also, please explain if you will need to obtain a license or easements or comply with any governmental regulations.

Please see our response to comment # 27 for details on the POP. The technical criteria for selection of the POP location is as follows:

-

Unobstructed view of potential customer buildings and beta test location;

-

Ease of access to the rooftop;

-

Presence of a high speed DSL facility;

-

Presence of AC power; and

-

Minimal amount of interfering radio frequencies.

In addition to the above, no lease commitment/obligation was required as it is a private property and the installation complies with standard structural engineering practice.  In addition, the placement of the antenna does not detract from the visual aesthetics of the building.

The disclosure has been updated to include this information.

1.

Please explain approximately when you will be in a position, financial and otherwise, to actively commence your business.  What are the prerequisites for doing so?

We don’t know when we will receive more financing so it is difficult to say when we will be able to increase the pace of marketed and the attraction of new customers.  We do feel we commenced business activity some time ago or at least in December when we embarked on the ON-Q Systems project.

Industry Background, page 20

2.

Refer to the last sentence of this section.  Please revise this section to more clearly indicate what statements are opinions of Robert Lepage and explain the basis for these opinions.  Please provide us with marked copies of the information, studies, data, etc. upon which his opinions are based.

We have amended the disclosure to clearly state that the information is from Mr. Lepage, who has sufficient qualifications and experience in the industry to provide such information.

Marketing, page 20

3.

Indicate, if true, that you will also supply broadband wireless capability to individual residences as well as small to medium size companies.

We advise that we have no intention at this time to supply broadband wireless capability to individual residences.

4.

State the basis for management’s belief that the growth potential for this market is large and provide us with supporting data.  Otherwise, delete this statement.

We have deleted the statement, as requested.

5.

Please delete the list of marketing tools which you do not have the ability to capitalize on at the present time.

We have deleted disclosure for certain marketing ideas that we no longer believe are economically feasible at this point in time.

Competition, page 22

6.

Briefly explain the new Wimax technology and why it is a “true differentiator” from your competitors.

We advise that WiMAX is a standards-based (IEEE 802.16) technology enabling the delivery of last mile wireless broadband access as an alternative to cable and DSL. The WiMAX specification improves upon many of the limitations of the Wi-Fi standard by providing increased bandwidth and stronger encryption. WiMAX will provide fixed, nomadic, portable and, eventually, mobile wireless broadband connectivity without the need for direct line-of-sight with a base station.  In a typical cell radius deployment of three to ten kilometers, WiMAX systems can be expected to deliver capacity of up to 40 Mbps per channel, for fixed and portable access applications.  This is enough bandwidth to simultaneously support hundreds of businesses with T-1 speed connectivity and thousands of residences with DSL speed connectivity.  Mobile network deployments are expected to provide up to 15 Mbps of capacity within a typical cell radius deployment of up to three kilometers.  It is expected that WiMAX technology will be incorporated in notebook computers and PDAs in 2006, allowing for urban areas and cities to become “MetroZones” for portable outdoor broadband wireless access.

At this time we have installed a “preWimax” version of the standard which does not incorporate the mobility component of the standard, which is on track to be ratified by the IEEE working groups by the fourth quarter of 2006.  The pre wimax technology offers a higher degree of quality and performance over the existing wireless technologies currently deployed by competing companies.  Certain equipment manufacturers decided not to wait for the completion of the final draft of the standard and started to produce pre Wimax solutions that incorporated all of the standards’ technical advantages for “fixed” wireless point to point applications.  As the final version of the standard comes close to ratification, the vendors will release new versions of equipment that will incorporate the “mobility” component.  That is the true advantage of this technology as it allows providers to offer anytime, anywhere wireless solutions.

Our approach is to offer this leading edge technology now while still nascent in the industry in order to acquire a competitive edge.  Being an IP (Internet Protocol) based technology, the opportunity exists to add a voice component which significantly increases the value proposition of the service and a strong market differentiator. This would allow end users to use notebooks and PDA’s for voice and data communications.

We have amended the disclosure to include the above information.

Technology, page 22

7.

Please describe your arrangements for obtaining needed equipment.

Waverider Communications sells us the equipment to construct a point of presence.  The equipment is sold to us on a cash basis.

Number of Employees, page 22

8.

Please quantify the part-time work of your two employees.

We have added additional disclosure to quantify the work provided by Mr. Sutherland and Mr. Lepage.

Periodic Reports with the SEC, page 23

9.

Revise the statement that indicates that you will become a voluntary filer.  Upon effectiveness of your registration statement, you will be required to file reports with the SEC.

We have amended the disclosure to clearly reflect that we will be required to file the reports once we are registered under the Securities Act of 1933.

Plan of Operation, page 23

10.

We note that you present deferred revenue on your balance sheet.  Please clarify in your disclosures when you anticipate commencing operations.

We have included disclosure confirming that the revenues were deferred until the project was completed, which took place during the three months ended March 31, 2005.

11.

Your disclosures in the first paragraph on page 23 regarding your cash needs appear to suggest that your primary source of cash receipts since inception has been loans from your principal shareholder.  However, your disclosures indicate that through December 31, 2004 you had received $4,100 in loans from our principal shareholder, while expenses since inception totaled approximately $51,000 during the same period.  Please revise your disclosure to clarify that your primary source of funds to date has been through equity financing and provide the amount received.

We have updated the disclosure and included additional disclosure as requested.

12.

Your disclosures detail approximately $313,000 for the principal types of cost and expenses you expect to incur during the next 12 months.  Please reconcile for us and revise your disclosures to explain the difference between the amount of funds you expect to raise of $600,000 disclosed on page 23 and the total amount you expect to spend.  Please also reconcile the disclosure on page 7 that states that you project that you need to raise $650,000 in order to execute your business plans over the next 12 months to the $600,000 you disclose here.

We have amended the disclosure throughout to reflect that we expect to raise $400,000 in order to cover our costs and expenses, with a balance of $75,000 for any other expenses.

13.

You indicated that as of December 31, 2004, you only had funds to continue in business for one month.  Please update your disclosure to explain the status of your business and financing since that time.  Also, specifically explain at this time how you will generate sales in the next six to 12 months to support your planned ongoing operations.  Please quantify the cash flow you will need to support your operations over the next 12 to 18 months.  See Item 303 (a) of Regulation S-B.

We have provided disclosure to state that we are dependent upon equity financings and debt financings from Scott Sutherland in order to fund our operations.

Executive Compensation, page 27

14.

Please quantify the financial resources you will need in order to start paying Mr. Sutherland a salary.

We have added the disclosure, as requested.

Financial Statements

15.

Please revise to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

The amended Form SB2 includes the March 31, 2005 interim financial statements and this update complies with Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

16.

Please include a signed audit report with your next amendment.  Refer to Rule 2-02(a)(2) of Regulation S-X.

The revised audited financial statements included in amended Form SB-2 include the signed audit report.

Balance Sheets, page F-3

17.

Please label the final totals on each side of your balance sheet.

The final totals have now been labeled on the balance sheet.

Statements of Operations, page F-4

18.

You disclose in Executive Compensation on page 27 that total salary paid to date to your President was $18,000, but you disclose in the table of annual compensation that he did not receive compensation for services rendered.  Please revise your disclosures in Executive Compensation to clarify this discrepancy.  Further, you also disclose on page 23 in the last paragraph that another employee rents office space on your behalf.  We believe that your financial statements should reflect all of the costs of doing business.  If the cost of office space is not properly reflected in the financial statements, please revise your financial statements to reflect the fair value of the rental of the office space.  Please revise your disclosures accordingly.  Refer to SAB Topics 1:B and 5:T.

We have amended the SB-2 to reflect that the President was paid a consulting fee, and no salary was paid or accrued.  The March 31, 2005 interim financial statements reflect the three months of contributed rent.  The Company did not commence the use of #202, 2310 West 2nd Avenue, Vancouver, BC, until January 1, 2005 and consequently there was no contribution during the period ended December 31, 2004.

Note 1-Nature and Continuance of Operations, page F-7

19.

We note that the report of your accountants indicate that there is doubt concerning your ability to continue as a going concern.  Please revise your disclosures to provide a reasonably detailed discussion of your ability or inability to generate sufficient cash support during the 12 month period following the date of the financial statements.  For example we note your disclosure in management’s discussion and analysis that you plan to raise $600,000 in order to fund operations over the next 12 months.  See FRC 607.02

Note 1 re Nature and Continuance of Operations has been amended to discuss the Company's ability to generate sufficient cash support for the following twelve months.

Note 2-Summary of Significant Accounting Policies, page F-10

20.

We note that you estimate advertising costs of approximately $70,000 in future periods.  Please revise to include your accounting policy for advertising costs.  See SOP 93-7.

Note 2 has been amended and includes an accounting policy for advertising costs.

Recent Accounting Pronouncements, page F-10

21.

Please revise indicate which newly issued standards you are referring to in your disclosures.  Refer to SAB 74.

Note 2 re Recently Issued Accounting Pronouncements has been amended as requested.

Note 5-Related Party Transactions, page F-11

Consulting Fees

22.

Please reconcile the total since inception through December 31, 2004 of $52,500 to the amounts presented in the income statement which total $42,500.

Note 5 has been amended to fix the typographical error.  The consulting fees now read $42,500.

23.

Given that the consulting fees that you disclose appear to have been paid to employees of your company, tell us why you believe that it is appropriate to characterize these expenses as consulting fees rather than employee compensation.

We believe it is appropriate to characterize these expenses as consulting fees as the service these individuals provided were of a consulting nature and these individuals would not be considered employees of the Company.  They would not be considered employees in law and they are not under the complete control of the Company, do not work for the Company on a continuous basis, the Company does not provide them with a regular place to work, and the Company is not solely at risk of any loss as a result of the consultant's work.

Recent Sales of Unregistered Securities, 33

24.

We note your reference to “investors”.  Please identify the persons or class of persons to whom you sold the securities.

We have amended the disclosure to reflect which investors are accredited and which investors are non-accredited.

25.

Please describe in further detail the facts relied upon to make the rule 504 exemption available.

As requested, we have provided additional details of the facts relied upon to make the Rule 504 exemption available.

We look forward to hearing from you.

Yours truly,

VIKA CORP.

“Scott  Sutherland”

Scott Sutherland,

President and CEO